EXHIBIT 99.1
Magal Security Systems Ltd. Reports
 Third quarter 2018 Financial Results
75% YoY growth in revenue to $23.9 million, strong growth in EBITDA to $2.6 million

YEHUD, ISRAEL, November 15, 2018 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and nine months periods ended September 30, 2018. Management will hold an investors' conference call later today (at 9:30am Eastern Time) to discuss the results.
THIRD QUARTER RESULTS SUMMARY
•	Revenues increased by 75% to $23.9 million, reflecting continued year-over-year revenue growth;
•	Operating income of $2.1 million (margin of 8.7%) compared with a loss of $0.5 million in the third quarter last year;
•	Net income of $1.5 million (margin of 6.2%), compared with a loss of $0.2 million last year; and
•	EBITDA of $2.6 million (margin of 10.9%).
THIRD QUARTER 2018 RESULTS
Revenues for the third quarter of 2018 were $23.9 million, an increase of 75% compared with revenues of $13.7 million in the third quarter of 2017.
Gross profit for the third quarter of 2018 was $11.1 million, or 46.4% of revenues, an increase of 70% compared with gross profit of $6.5 million or 47.7% of revenues, in the third quarter of 2017.
Operating income for the third quarter of 2018 was $2.1 million, or 8.7% of revenues, a significant improvement compared to an operating loss of $0.5 million in the third quarter of 2017.
Financial income, net for the third quarter was $52 thousand compared with financial income, net of $0.5 million in the third quarter of 2017.
Net income in the third quarter of 2018 was $1.5 million, representing 6.2% of revenues, or $0.06 per share, compared with a net loss of $0.2 million, or $0.01 loss per share in the third quarter of 2017.
EBITDA in the third quarter was $2.6 million, or 10.9% of revenue, a significant improvement compared with a negative EBITDA of $43 thousand in the third quarter of 2017.
Cash, short term deposits and restricted deposits, net of bank debt, as of September 30, 2018, were $50.4 million, or $2.19 per share, compared with cash and short term deposits, net of bank debt, of $45.4 million, or $1.97 per share, at June 30, 2018.

MANAGEMENT COMMENT
Commenting on the results, Mr. Dror Sharon, CEO of Magal, commented, "We are pleased with Magal's performance in the quarter, with a strong year-over-year improvement in revenues, net income and EBITDA. In nine months, we have already surpassed 2017 full year revenues. Looking ahead, our pipeline of opportunities has more potential than in previous years and we are working hard to convert these opportunities into backlog which remains at high levels."

Continued Mr. Sharon, "Our improvement over last year is driven by our increasingly broad product suites that meet the increasing needs of security and HLS (homeland security) markets, especially border and critical infrastructure protection. All the geographies that we are focused on showed a recovery in 2018, both on the products side of the business as well as on the projects side. Furthermore, in line with our strategy, over the past few quarters we have successfully been increasing the recurring revenue portion of our revenues, which now amounts to around a fifth of revenue. Looking ahead, I am excited about the future as we begin to unleash our potential."

INVESTORS' CONFERENCE CALL INFORMATION:
The Company will host a conference call later today, November 15, 2018, at 9:30am Eastern Time and 4:30pm Israel time.
To participate, please call one of the following teleconferencing numbers:
US: 1 888 407 2553; Israel: 03 918 0644; UK: 0 800 917 9141; Intl.: +972 3 918 0644
If you are unable to connect using the toll-free numbers, please try the international dial-in number.
A replay of the call will be available on the Company's website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com.

ABOUT MAGAL SECURITY SYSTEMS LTD.
Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.
For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018	% change	2017	2018	% change
Revenue	13,686	23,894	75	41,275	66,497	61
Cost of revenue	7,152	12,811		20,678	36,796

Gross profit	6,534	11,083	70	20,597	29,701	44
Operating expenses:
Research and development, net	1,652	1,587	(4)	4,939	5,014	2
Selling and marketing	3,671	4,467	22	13,033	13,575	4
General and administrative	1,739	2,949	70	5,672	6,922	22
Total operating expenses	7,062	9,003	27	23,644	25,511	8

Operating income (loss)	(528)	2,080		(3,047)	4,190
Financial income (expenses), net	532	52		(3,478)	691

Income (loss) before income taxes	4	2,132		(6,525)	4,881

Taxes on income	197	574		666	1,587

Net income (loss)	(193)	1,558		(7,191)	3,294

Income (loss) attributable to non-controlling interests	-	72		14	245

Net income (loss) attributable to Magal shareholders'	(193)	1,486		(7,205)	3,049

Basic and diluted net income (loss) per share	$(0.01)	$0.06		$(0.31)	$0.13

Weighted average number of shares used in computing basic net income (loss) per share	23,012,448	23,042,895		22,976,806	23,039,289

Weighted average number of shares used in computing diluted net income (loss) per share	23,012,448	23,296,520		22,976,806	23,310,976

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017%	2018%	2017%	2018%

Gross margin	47.7	46.4	49.9	44.7
Research and development, net as a % of revenues	12.1	6.6	12.0	7.5
Selling and marketing as a % of revenues	26.8	18.7	31.6	20.4
General and administrative as a % of revenues	12.7	12.3	13.7	10.4
Operating margin	-	8.7	-	6.3
Net margin	-	6.2	-	4.6

MAGAL SECURITY SYSTEMS LTD.
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018

GAAP Net income (loss)	(193)	1,558	(7,191)	3,294
Less:
Financial income (expenses), net	532	52	(3,478)	691
Taxes on income	(197)	(574)	(666)	(1,587)
Depreciation and amortization	(485)	(526)	(1,397)	(1,502)
EBITDA	(43)	2,606	(1,650)	5,692

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	September 30,
	2017	2018
CURRENT ASSETS:
Cash and cash equivalents	$22,463	$39,079
Short-term bank deposits	27,025	8,013
Restricted deposits	2,842	3,270
Trade receivables, net	14,489	16,706
Unbilled accounts receivable	6,309	6,946
Other accounts receivable and prepaid expenses	2,850	4,097
Inventories	9,596	11,972

Total current assets	85,574	90,083

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits and restricted bank deposits	155	148
Severance pay fund	1,524	1,315
Deferred income taxes	2,579	2,615

Total long-term investments and receivables	4,258	4,078

PROPERTY AND EQUIPMENT, NET	5,718	6,561

GOODWILL AND INTANGIBLE ASSETS, NET	16,995	15,816

TOTAL ASSETS	$112,545	$116,538

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	September 30,
	2017	2018

CURRENT LIABILITIES:

Trade payables	$5,198	$4,478
Customer advances	7,191	9,107
Other accounts payable and accrued expenses	13,784	13,828

Total current liabilities	26,173	27,413

LONG-TERM LIABILITIES:
Deferred revenues	891	751
Deferred income taxes	190	185
Accrued severance pay	2,328	2,182
Other long-term liabilities	14	336

Total long-term liabilities	3,423	3,454

Non-controlling interest	-	1,668

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2017 and September 30, 2018; Issued and outstanding: 23,032,448 shares at December 31, 2017 and 23,042,972 shares at September 30, 2018	6,716	6,719
Additional paid-in capital	93,975	94,109
Accumulated other comprehensive loss	(87)	(655)
Foreign currency translation adjustments (stand alone financial statements)	5,859	4,128
Accumulated deficit	(23,514)	(20,298)

TOTAL SHAREHOLDERS' EQUITY	82,949	84,003

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$112,545	$116,538